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                             August 19, 2022

       Erqi Wang
       Chief Executive Officer
       Jin Medical International Ltd.
       No. 33 Lingxiang Road, Wujin District
       Changzhou City, Jiangsu Province
       People   s Republic of China

                                                        Re: Jin Medical
International Ltd.
                                                            Amendment No. 5 to
Registration Statement on Form F-1
                                                            Filed August 10,
2022
                                                            File No. 333-259767

       Dear Mr. Wang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 26, 2022 letter.

       Amendment No. 5 to Form S-1 filed August 10, 2022

       General

   1. We note your response to prior comment 1 and reissue in part. Any references to control or economic benefits
that accrued to you because of the VIE should be limited to and clearly describe the
conditions you met for consolidation of the VIE under U.S. GAAP and your disclosure
should clarify that, for accounting purposes, you were the primary beneficiary. For
example only, we note that your disclosure on pages F-8 and F-39 do not clarify that the
control or economic benefits you receive from the VIE are "for accounting purposes" only.
 Erqi Wang
Jin Medical International Ltd.
August 19, 2022
Page 2

       You may contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Celeste Murphy at 202-551-3257 with any other questions.



                                                         Sincerely,
FirstName LastNameErqi Wang
                                                         Division of
Corporation Finance
Comapany NameJin Medical International Ltd.
                                                         Office of Life
Sciences
August 19, 2022 Page 2
cc:       Ying Li, Esq.
FirstName LastName